Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDING MARCH 31, 2011

0

TABLE OF CONTENTS

1	Introduction	2
2	Core Business and Strategy	2
3	Highlights of Q1 2011	2
3.1.	Financial	2
3.2.	Operational	3
4	Q1 Operating Performance	3
5	Q1 Financial Results	7
6	2011 Operating Outlook	9
7	Liquidity and Capital Resources	9
8	Investments and Investment Income	10
9	Financial Instruments	10
10	Contractual Commitments and Contingencies	11
11	General and Administrative	11
12	Exploration and Project Development	11
13	Non-GAAP Measures	12
14	Risks and Uncertainties	12
15	Critical Accounting Policies and Estimates	13
16	International Financial Reporting Standards (IFRS)	14
17	Subsequent Events	16
18	Controls and Procedures	16

Management’s Discussion and Analysis of Financial
Condition and Results of Operations: First Quarter 2011

May 18, 2011

1.	Introduction

The Management's Discussion and Analysis (“MD&A”) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the first quarter ended March 31, 2011 (“Q1 2011”), and 2010 (“Q1 2010”), should be read in conjunction with the unaudited condensed consolidated financial statements for the three months ended March 31, 2011 and 2010 and the related notes contained therein, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

2.	Core Business and Strategy

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines and a stockpile operation located in Peru, Mexico, Argentina and Bolivia and is the second-largest primary silver producer in the world.  Pan American has grown its silver production for 14 consecutive years and today employs approximately 6,900 people.

3.	Highlights of Q1 2011

3.1. Financial

•	Record earnings of $92.7 million, a 254% increase compared to Q1 2010.
•	Adjusted earnings for Q1 2011 were $65.2 million after adjusting for gains on derivatives compared to $17.0 million for Q1 2010.
•	Adjusted basic earnings per share were $0.61 compared to $0.16 for the corresponding period in 2010.
•	Revenue increased by 40% to $190.5 million, due to higher realized metal prices, notwithstanding the significant reduction in quantities of metal sold.
•	Record cash flow from operations, before working capital changes, of $82.4 million, an 84% increase from the $44.8 million in the comparable quarter last year.
•	Pan American paid a cash dividend of $0.025 per common share to its shareholders of record as of the close of business on February 28, 2011.

3.2. Operational

•
Silver production was 5.3 million ounces, which was 3% lower than the production levels achieved in Q1 2010; however management reiterates full year guidance of between 23 million and 24 million ounces in 2011.

•	Gold production was in-line with management’s forecasts at 18,640 ounces as compared to 27,896 ounces in Q1 2010.
•	Cash costs(1) in Q1 2011 were $7.83 per ounce compared to $4.35 per ounce in Q1 2010. Management maintains full year guidance for cash costs in the range of $7.00 to $7.50 per ounce.

4.	Q1 Operating Performance

Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended
Consolidated Ore Milled & Metal Production	March 31,
	2011	2010
Tonnes milled	1,161,519	1,145,634
Silver – ounces	5,344,740	5,507,274
Gold – ounces	18,640	27,896
Zinc – tonnes	8,844	10,890
Lead – tonnes	3,300	3,099
Copper – tonnes	1,246	1,301

Pan American produced 5.3 million ounces of silver in Q1 2011, which was 3% lower than the 5.5 million ounces produced in Q1 2010.  Silver production declined slightly as higher consolidated tonnes milled were offset by a decrease in silver grades at all operations, other than at La Colorada.

Consolidated production of gold was 18,640 ounces compared to 27,896 ounces produced in the comparable period of 2010.  The expected decrease in gold production was mainly due to lower gold grades and lower throughput at Manantial Espejo, partially offset by higher gold production at Alamo Dorado on account of higher throughput. Consolidated zinc production fell by 19% relative to the comparable period of 2010 due largely to decreased zinc production at Morococha, which suffered from reduced tonnes milled and lower zinc grade.  Lead and copper production remained relatively similar to Q1 2010 production.

Cash Costs per Ounce of Silver

Consolidated cash costs for Q1 2011 were $7.83 compared to $4.35 per ounce for the corresponding period of 2010.  The most significant factors behind this increase in cash costs were (i) a 41% decrease in gold grade at Manantial Espejo partially offset with a 25% increase in gold price; (ii) a 14% increase in direct operating costs primarily due to increased labor costs, diesel fuel, and royalties; (iii) a 22% reduction in the combination of zinc grades and zinc recoveries at Morococha and Quiruvilca partially offset by 7% higher zinc prices; and, (iv) a 9% decline in consolidated silver grades.

(1)
Cash cost per ounce - The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on section 13 of the MD&A.3

Operations Review

	Three months ended
	March 31,
	2011	2010
Huaron Mine
Tonnes milled	155,728	150,039
Average silver grade – grams per tonne	168	176
Average zinc grade – percent	2.35%	2.41%
Average silver recovery – percent	77.5%	78.3%
Silver – ounces	653,863	663,114
Gold – ounces	348	238
Zinc – tonnes	2,176	2,255
Lead – tonnes	982	863
Copper – tonnes	348	395

Cash cost per ounce (1)	$11.60	$12.30
Total cost per ounce (1)	$13.27	$13.89
(1)	Please refer to the above note

In Q1 2011, Huaron produced 0.7 million ounces of silver, which was similar to the production level achieved in Q1 2010. Silver production remained stable as lower silver grades and recoveries were largely offset by higher tonnes milled.

Cash costs per ounce in Q1 2011 were $11.60, which were 6% lower than the $12.30 per ounce realized in Q1 2010.  The decrease in cash costs was mainly due to higher by-product credits as a result of better by-product metal prices.

Capital expenditures during Q1 2011 totaled $2.3 million at the Huaron mine which included expenditures on 180 level mine developments and equipment repairs and replacements.

	Three months ended
	March 31,
	2011	2010
Morococha Mine*
Tonnes milled	124,873	158,834
Average silver grade – grams per tonne	147	151
Average zinc grade – percent	2.48%	3.09%
Average silver recovery – percent	87.3%	86.9%
Silver – ounces	514,975	667,835
Gold – ounces	457	379
Zinc – tonnes	2,547	4,207
Lead – tonnes	983	1,276
Copper – tonnes	403	402

Cash cost per ounce (1)	$6.86	$3.58
Total cost per ounce (1)	$9.87	$6.31
* Production and cost figures are for Pan American’s 92.2% share only.
(1) Please refer to the above note

The Morococha mine produced 0.5 million ounces of silver during Q1 2011.  Quarterly silver production was 23% lower than the comparable period in 2010 as a result of a 21% decrease in throughput, combined with slightly lower silver grades.  The mine was challenged to achieve forecast throughput rates by unexpected mine development problems due to water in the Yacumina area and encountering lower than expected grades in the Alapampa and Yacumina areas.

Cash costs per ounce in Q1 were $6.86, significantly higher than $3.58 per ounce a year earlier.  The increase in cash costs was a result of lower silver and base metal production, partially offset by higher by-product metal prices.

Capital expenditures during Q1 2011 totaled $2.5 million at the Morococha mine.  The capital spending was primarily on long term mine developments, equipment repairs and replacements and exploration drilling.  In addition, $3.9 million was invested on the Morococha relocation project during Q1 2011.

	Three months ended
	March 31,
	2011	2010
Quiruvilca Mine
Tonnes milled	82,573	81,975
Average silver grade – grams per tonne	128	148
Average zinc grade – percent	3.02%	3.64%
Average silver recovery – percent	82.4%	85.4%
Silver – ounces	279,022	333,595
Gold – ounces	525	436
Zinc – tonnes	2,103	2,628
Lead – tonnes	745	712
Copper – tonnes	349	370

Cash cost per ounce (1)	$4.65	$2.56
Total cost per ounce (1)	$7.20	$3.20
(1) Please refer to the above note

The Quiruvilca mine’s silver production of 0.3 million ounces in Q1 2011 was 16% lower than the same quarter last year.  With steady throughput levels, the decrease in silver production in Q1 2011 was attributable to anticipated lower silver grades and recoveries.

Cash costs for Q1 2011 were $4.65 per ounce, 82% higher than $2.56 per ounce a year ago. The higher cash costs were primarily due to the lower silver production, combined with an 8% increase in operating costs attributed primarily to higher labor costs.

	Three months ended
	March 31,
	2011	2010
Alamo Dorado Mine
Tonnes milled	468,370	427,850
Average silver grade – grams per tonne	99	112
Average gold grade – grams per tonne	0.33	0.34
Average silver recovery – percent	81.1%	85.3%
Silver – ounces	1,296,742	1,118,458
Gold – ounces	4,378	3,976
Copper – tonnes	23	5

Cash cost per ounce (1)	$4.93	$4.97
Total cost per ounce (1)	$8.59	$9.46
(1) Please refer to the above note

Alamo Dorado continued to be the Company’s largest silver producer in Q1 2011, producing 1.3 million ounces of silver.  Silver production increased by 16% from Q1 2010 production levels primarily due to higher throughput rates, partially offset by lower silver grades and recovery.

Cash costs for Q1 2011 were $4.93 per ounce, which was similar to the $4.97 per ounce a year ago as increases in operating costs were offset by increased by-product credits on account of higher gold production and prices.

Capital expenditures at Alamo Dorado during Q1 2011 totaled $0.6 million primarily for equipment replacements and repairs.

	Three months ended
	March 31,
	2011	2010
La Colorada Mine
Tonnes milled	98,738	86,949
Average silver grade – grams per tonne	388	375
Average silver recovery – percent	89.1%	87.1%
Silver – ounces	1,101,894	911,826
Gold – ounces	1,070	1,080
Zinc – tonnes	1,060	567
Lead – tonnes	589	249

Cash cost per ounce (1)	$6.73	$8.80
Total cost per ounce (1)	$7.63	$9.82
(1) Please refer to the above note

Silver production at the La Colorada mine in Q1 2011 was 1.1 million ounces, 21% higher than the same quarter last year, resulting from increased throughput rates and higher silver grades and recovery.

In Q1 2011, cash costs decreased by 24% to $6.73 as compared to the same period last year.  This was mainly due to higher by-product credits as a result of increased production of zinc and lead and higher by-product metal prices.

Capital expenditures at La Colorada during Q1 2011 totaled $1.4 million.  The capital was spent on a new mine backfill plant installation and exploration drilling.

	Three months ended
	March 31,
	2011	2010
Manantial Espejo Mine
Tonnes milled	170,192	175,846
Average silver grade – grams per tonne	165	192
Average gold grade – grams per tonne	2.20	3.73
Average silver recovery – percent	92.1%	90.3%
Silver – ounces	858,633	972,404
Gold – ounces	11,863	21.787

Cash cost per ounce (1)	$8.56	$(6.63)
Total cost per ounce (1)	$16.41	$1.93
(1) Please refer to the above note

Silver production at the Manantial Espejo mine in Q1 2011 was 0.9 million ounces, 12% lower than the same quarter last year.  This was mainly due to a 14% decrease in silver grades caused by mine sequencing issues partially offset by higher silver recoveries compared to Q1 2010.  Gold production decreased by 46% due primarily to  the expected lower grades as well as reduced throughput.

Cash costs per ounce increased from negative $6.63 in Q1 2010 to $8.56 in Q1 2011.  The main factors behind the increase in cash costs were lower gold by-product credits resulting from a decrease in gold production and higher operating costs due to an increase in labor and fuel costs.

Capital expenditures at Manantial Espejo during Q1 2011 totaled $2.4 million.  This consisted mainly of work on a tailings expansion project, exploration drilling and camp upgrades.

	Three months ended
	March 31,
	2011	2010
San Vicente Mine*
Tonnes milled	61,046	64,141
Average silver grade – grams per tonne	361	452
Average zinc grade	2.15%	2.53%
Average silver recovery – percent	90.3%	90.2%
Silver – ounces	639,611	840,042
Zinc – tonnes	959	1,233
Copper – tonnes	123	128

Cash cost per ounce (1)	$13.49	$7.18
Total cost per ounce (1)	$18.01	$10.47

*Production and interest figures for Pan American’s 95% share only.
 (1) Please refer to the above note

Silver production at the San Vicente mine in Q1 2011 was 0.6 million ounces, a 24% decrease from the 0.8 million ounces during the same quarter last year.  The decrease in both silver and zinc production was a result of reduced mining rates caused by some temporary social disruptions which have now been fully resolved.  The Company is confident the Q1 shortfall will be completely recovered by mid-year.

Cash costs at San Vicente were at $13.49 per ounce, which was 88% higher than the comparable quarter last year.  The higher cash costs were as a result of increased copper-silver concentrate treatment and refining charges, higher royalty charges on account of higher metal prices, and lower silver production.

Capital expenditures at San Vicente during Q1 2011 totaled $1.8 million.  This consisted mainly of exploration drilling, a tailings dam raise and infrastructure upgrades to the camp.

5.	Q1 Financial Results

For the three months ended March 31, 2011, the Company’s earnings and cash flow from operations increased significantly compared to the comparable period of 2010. The improved results were primarily due to significantly higher realized metal prices, partially offset by lower quantities of all metals sold.

The table below sets out selected quarterly results for the past nine quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings(1)	Earnings (loss) for the period	Adjusted earnings for the period	Basic earnings (loss) per share	Diluted earnings (loss) per share	Cash flow from (used in) operations
2011	March 31	$190,481	$96,018	$92,679	$65,156	$0.86	$0.86	$59,465
2010	Dec. 31	$195,646	$89,777	$(1,975)	$59,718	$(0.02)	$(0.02)	$83,629
	Sept.30	$164,530	$61,293	$(2,888)	$24,463	$(0.03)	$(0.03)	$64,620
	June 30	$150,558	$52,270	$(5,587)	$5,179	$(0.05)	$(0.05)	$45,091
	March 31	$135,819	$37,777	$26,157	$17,009	$0.25	$0.24	$48,646
2009(2)	Dec. 31	$154,406	$57,334	$27,805	N/A	$0.31	$0.31	$52,118
	Sept.30	$118,608	$34,708	$17,375	N/A	$0.20	$0.20	$37,099
	June 30	$111,392	$23,490	$10,208	N/A	$0.12	$0.12	$32,034
	March 31	$70,406	$10,474	$6,610	N/A	$0.08	$0.08	$(5,375)
(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.
(2)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS. As such, adjusted earnings are not applicable to these figures.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was an increase in the realized metal prices but a decrease in quantities sold of all metals in the 2011 period compared to the respective periods in 2010.

	Realized Metal Prices			Quantities of Metal Sold
	Three months ended March 31,			Three months ended March 31,
	2011		2010	2011	2010
Silver – in ounces	$31.14	(1)	$16.89	4,623,293	5,286,905
Gold – in ounces	$1,385	(1)	$1,111	16,410	25,252
Zinc – in tonnes	$2,403	(2)	$2,240	6,887	10,351
Lead – in tonnes	$2,612	(2)	$2,209	3,328	3,603
Copper – in tonnes	$9,497	(2)	$7,232	832	1,242
(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne

Earnings for Q1 2011 were $92.7 million, compared to $26.2 million for Q1 2010.  Adjusting for the benefit of a $27.5 million gain on derivatives (explained below), Adjusted earnings were $65.2 million for Q1 2011 compared to $17.0 million in Q1 2010 (refer to below table).  Adjusted basic earnings per share for Q1 2011 were $0.61 compared to $0.16 for the corresponding period in 2010. Adjusted earnings benefited from significant increases in the realized metal prices received, partially offset by declines in overall quantities of metal sold, as reflected in the tables above, When compared to Q1 2010, the quantities of silver, gold, zinc, lead and copper sold declined by 13%, 35%, 33%, 8% and 33%, respectively due to lower production levels and timing of concentrate shipments.  Adjusted earnings in Q1 2011 included higher income taxes of $25.0 million (discussed below in more detail), while all other costs remained relatively stable in comparison to the same period last year.

	Three months ended
	March 31,
	2011	2010
Earnings for the period	$92,679	$26,157
Add back derivative loss / (gain)	(27,523)	(9,148)
Adjusted earnings for the period	$65,156	$17,009

Note: Our financial results are prepared in accordance with IFRS.  This MD&A refers to mine operating earnings and adjusted earnings which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States.  As such, these measures may not be comparable to similar measures presented by other issuers.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin. For adjusted earnings, we adjust the earnings as reported to remove the effect of derivative gains or losses. The derivative gain or loss is a result of the measurement of our warrants at their fair value at each reporting period.  Please refer to Note 2 of the condensed consolidated interim financial statements for the first quarter ending March 31, 2011. We disclose these measures as they aid in understanding the results of our operations and are meant to provide further information about our financial results to investors. These measures are derived from our financial statements and are applied on a consistent basis.

Revenue for Q1 2011 was $190.5 million, a $54.7 million or 40% increase from revenue in the comparable period in 2010.  The increase was driven by higher metal prices realized, partially offset by lower quantities of all metals sold, as detailed above.

Mine operating earnings, defined as revenue less cost of sales (which includes depreciation and amortization), increased to $96.0 million in Q1 2011, an increase of over 150% from the $37.8 million generated in Q1 2010.  This increase resulted from higher sales and lower cost of sales due to lower quantities of metal sold.

Income taxes for Q1 2011 were $25.0 million, which was a $13.4 million increase from the $11.6 million in income tax expense incurred in Q1 2010. This increase was primarily a consequence of increased taxable earnings generated at our operations offset in part by the effects of foreign exchange and adjustments to deferred tax assets of approximately $3.5 million.

Cash flow from operations, before working capital changes, generated $82.4 million in Q1 2011, an 84% increase from the $44.8 million generated a year ago.  The increase in cash flow from operations resulted mainly from higher realized prices.  Changes in working capital used $22.9 million compared with working capital contribution of $3.9 million in Q1 2010. In Q1 2011, working capital used cash for an increase in inventories of $13.9 million and a $7.7 million increase in accounts receivables.  Inventory levels increased as a result of the timing of shipment of the concentrate and doré inventory. The increase in accounts receivable largely reflects the increased sales in Q1 2011.  In Q1 2010, net working capital movements of $3.9 million resulted from decreases in accounts receivable of $14.3 million and decreases in inventories of $3.5 million largely offset by decreases in accounts payable and accrued liabilities of $17.1 million.

6.	2011 Operating Outlook

Consolidated silver production for the three months ended March 31, 2011 was 5.3 million ounces, which was approximately 6% below management’s forecast due primarily to throughput and grade challenges at Huaron, Morococha, San Vicente and Manantial Espejo during the quarter.  Cash costs in Q1 2011 increased to $7.83 per ounce, up from $4.35 per ounce recorded in Q1 2010 and above management’s forecast of $7.00 to $7.50 per ounce for the full year.  This was mainly due to the combination of lower than expected by-product production and silver production, partially offset by higher than expected by-product metal prices as direct operating costs were collectively within Management’s expectations.

Despite the lower than expected silver production in Q1 2011, based on management’s outlook for the balance of the year, we continue to expect 2011 consolidated silver production of between 23 million and 24 million ounces at cash costs in the range of $7.00 to $7.50 per ounce.

Consolidated production of gold was 18,640 ounces compared to 27,896 ounces produced in the comparable period of 2010.  The expected decrease in gold production was mainly due to lower gold grades at Manantial Espejo. Consolidated zinc production fell by 19% relative to the comparable period of 2010 due largely to decreased zinc production at Morococha, which suffered from reduced tonnes milled and lower zinc grade.  Lead and copper production remained relatively similar to Q1 2010 production.

Management continues to believe in the accuracy of its forecasted 2011 production of gold (75,150 – 77,850 ounces), zinc (43,400 – 47,500 tonnes), lead (13,000 – 15,200 tonnes) and copper (5,045 – 5,655 tonnes) as contained in the MD&A of the Company for the year ended December 31, 2010, filed with the Canadian and United States securities regulatory authorities.

7.	Liquidity and Capital Resources

At March 31, 2011, cash plus short-term investments were $397.2 million, a $36.7 million increase from December 31, 2010. This increase arose mainly as a result of $59.5 million in cash generated from our operations, offset by $24.2 million used in investing activities other than for the purchase of short-term investments, and $1.0 million generated from financing activities, as described below.

Cash flow from operations, before working capital changes, generated $82.4 million in Q1 2011, an 84% increase from the $44.8 million generated a year ago, as described in section 2 above.

Investing activities in Q1 2011 were $68.7 million and consisted primarily of $44.6 million in net purchases of short-term investments, investments in mineral property, plant and equipment of $20.0 million and refundable VAT payments, which consumed $4.2 million.  Investments in mineral property plant and equipment during the quarter included: (i) $4.6 million on the Navidad project; (ii) $3.9 million on the Morococha relocation project; (iii) $2.5 million at the Morococha mine, (iv) $2.4 million at Manantial Espejo; and (v) 2.3 million at Huaron.

Financing activities in Q1 2011 used $1.0 million which consisted primarily of $2.7 million in dividend payments to our shareholders, $2.9 million in advances for construction and equipment leases for the Morococha relocation project, and $1.1 million in proceeds received from the exercising of warrants and options.

Working capital at March 31, 2011 was $492.8 million, an increase of $62.9 million from December 31, 2010.  The increase in working capital resulted primarily from increases in cash and short-term investments, inventories, trade and other receivables and a decrease in income taxes payable, partially offset by an increase in trade and other payables.

Shareholder’s equity at March 31, 2011 was $1,432.3 million, an increase of $90.9 million from the $1,341.4 million at December 31, 2010, primarily as a result of earnings generated during the quarter of $92.7 million, offset by $2.7 million in dividend payments. As at March 31, 2011, the Company had approximately 107.0 million common shares outstanding.

Our financial position at March 31, 2011, an undrawn $150 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due.  In addition, the Company is positioned to take advantage of certain strategic opportunities as they become available.

8.	Investments and Investment Income

At the end of Q1 2011, cash plus short-term investments were $397.2 million, a $36.7 million increase from December 31, 2010, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return.  The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments.

Investment income for Q1 2011 totalled $0.4 million and consisted of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

9.	Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  During February and March 2011, the Company entered into zinc option contracts for 8,775 tonnes, which have the effect of ensuring a price between $2,083 and $3,067 per tonne on that quantity of zinc, settling monthly during 2011. For the same period, the Company also entered into lead option contracts for 3,375 tonnes, which have the effect of ensuring a price between $2,083 and $3,300 per tonne on that quantity of lead, settling monthly during 2011.  The company recorded a mark-to-market valuation loss of $0.2 million in Q1 2011 in relation to these contracts.

The carrying value of cash and share purchase warrants is at fair value, while accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Under IFRS, our share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives.  The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities.  None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

10.	Contractual Commitments and Contingencies

The Company had the following contractual obligations at March 31, 2011.

Payments due by period (in thousands of dollars)
	Total	Less than a year	1 - 3 years	4- 5 years	After 5 years
Finance Lease Obligations	$2,047	$1,415	$632	$-	$-
Current liabilities	$103,217	$103,217	$-	$-	$-
Contribution Plan (1)	$5,119	$2,560	$2,560	$-	$-
Total contractual obligations(2)	$110,383	$107,192	$3,192	$-	$-

(1)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 13. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, presented above in USD at the period-end rate.

(2)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation.

11.	General and Administrative

In Q1 2011, general and administration costs, including stock based compensation, remained stable at $3.7 million compared to $3.2 million in Q1 2010.  Management is still expecting general and administration costs of approximately $17.0 million in 2011, as set out in the Company’s MD&A for the year ended December 31, 2010.

12.	Exploration and Project Development

Exploration expenses in Q1 2011 were $2.9 million compared to $5.5 million incurred in Q1 2010.  These costs were incurred primarily on exploration activities at the Navidad and La Preciosa projects.

During Q1 2011, the Company capitalized $4.6 million of evaluation costs at the Navidad Project in Argentina as compared to $4.7 million capitalized in Q1 2010.

At the Navidad development project, the Company continues to carry out exploration diamond drilling and technical work necessary to complete a feasibility report during the last quarter of 2011.  Resource block modeling, open pit optimization, pit wall slope assessments, mine planning, and basic engineering of the process plant and infrastructure are advancing as planned.  As previously announced, management is also evaluating several alternatives to improve the project’s economics by optimizing ore processing and recovery methods, among others.  Hydrological and environmental studies are also on track to complete an environmental impact assessment (“EIA”) study in late 2011.

Community relations activities initiated last year, including the province-wide communications campaign and support to several local community infrastructure improvement projects, are on-going.  During the quarter ended March 31, 2011, Pan American invested $6.3 million at Navidad and capitalized $4.6 million.

At the La Preciosa joint-venture, the Company continues to advance the technical work to complete a preliminary economic assessment (“PEA”), which will incorporate the results of Pan American’s 2010 drilling campaign and better reflect the project’s economics under the current metal prices environment.  During the first quarter of 2011 Pan American invested $0.6 million in technical work and management expects that the PEA will be completed towards the end of the second quarter of 2011.

At the Morococha mine, phase I of the relocation project continues as planned with building construction and installation of services on schedule.  During the first quarter of 2011, Pan American invested $3.9 million on the relocation project.

13.	Non-GAAP Measures

Reconciliation of Cash and Total Cost per ounce of Silver

The Company reports cash costs per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

Cash and Total Cost per Ounce Reconciliation (in thousands of U.S. dollars)		Three months ended March 31,
		2011	2010
Cost of Sales		$94,463	$98,042
Add/(Subtract)
Depreciation and amortization		(19,318)	(18,917)
Smelting, refining, and transportation charges		16,643	16,503
By-product credits		(63,580)	(68,317)
Worker’s participation & voluntary payments		(1,752)	(1,034)
Change in inventories		14,664	(1,311)
Other		(545)	(1,720)
Minority interest adjustment		(686)	(475)
Cash Operating Costs	A	39,889	22,771

Add/(Subtract)
Depreciation and amortization		19,318	18,917
Asset retirement and reclamation		807	732
Change in inventories		(1,622)	252
Other		(164)	(133)
Minority interest adjustment		(258)	(272)
Total Costs	B	$57,970	$42,267

Payable Silver Production (oz.)	C	5,093,473	5,234,764

Cash cost per ounce	(A*$1000)/C	$7.83	$4.35
Total costs per ounce	(B*$1000)/C	$11.38	$8.07

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Securities Form 40-F; Audited Annual Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2010 and Note 6 of the consolidated financial statements for Q1 2011.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

In a press release on April 19, 2011, management provided comments on media reports from Bolivia, that the Bolivian government was considering unilaterally terminating the joint-venture contracts and taking control of several privately-operated mines (formerly operated by the government).  Although the San Vicente Mine was not specifically referenced at the time by any government officials, comments made were interpreted by the Bolivian media to include the San Vicente mine, which we operate under a joint-venture agreement with the state-owned mining company COMIBOL.

In a follow up release on May 3, 2011, we provided an update on this situation.  On May 1, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies.

Operations at San Vicente have continued to run normally under Pan American’s administration and the Company expects normal operations to continue status quo. We will continue to take every measure available to enforce our rights under our agreement with COMIBOL and are confident that we will ultimately be successful in protecting our investment.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

15.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with International Financial Reporting Standards (IFRS), management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements.  These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

As these are our first financial statements using IFRS, readers should refer to Note 3 of the condensed consolidated interim financial statements for the first quarter ending March 31, 2011, for our critical accounting policies and estimates.

Accounting standards issued and effective January 1, 2013

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement.  The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories:  amortized cost and fair value.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

16.	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.  As such, the Company is reporting its first interim consolidated financial statements in accordance with IAS 34 Interim Financial Reporting for the three months ended March 31, 2011, with comparative figures for the corresponding period for 2010.  Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Our IFRS conversion team identified three phases to our conversion: scoping and diagnostics, analysis and development, implementation and review.  All three phases have now been completed.

Note 2 of the condensed consolidated interim financial statements for the first quarter ending March 31, 2011, provide further details on our key Canadian GAAP to IFRS differences, our IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices and our accounting policy decisions.

Transitional Financial Impact

The below summarized financial statements provide an overview of the impact on our statement of financial position and income statement upon transition from Canadian GAAP to IFRS.

Summarized Statement of Financial Position Reconciliation
	December 31, 2010			As at January 1, 2010 (Date of transition)
	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effects of Transition to IFRS	IFRS Opening

Total Assets	$2,072,608	$(333,812)	$1,738,796	$1,848,609	$(278,290)	$1,570,319

Total Liabilities	544,546	(155,759)	388,787	489,563	(233,531)	$256,032

Non-controlling interest	7,774	(7,774)	-	15,256	(15,256)	-

Total Equity	1,520,288	(170,279)	1,350,009	1,343,790	(29,503)	1,314,287

Total Liabilities and Equity	$2,072,608	$(333,812)	$1,738,796	$1,848,609	$(278,290)	$1,570,319

Summarized Income Statement Reconciliation
	Three months ended March 31, 2010
	(The latest presented period under previous GAAP)
Notes	Previous GAAP	Effect of Transition to IFRS	IFRS

Net Earnings for the period	$19,113	$7,044	$26,157
Attributable to:
Equity holders of the Company	$-	$26,276	$26,276
Non-controlling interest	-	(119)	(119)
	$-	$26,157	$26,157

Outlook on Future Earnings

Under IFRS, future net earnings will be impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars.  Changes in the fair value of the share purchase warrants is primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate.  Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.  In addition, these changes in the valuation of the share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

Secondly, due to the change in the accounting methodology of recognizing deferred taxes that arise on foreign non-monetary assets, the company expects its foreign exchange gains or losses related to deferred income taxes to be less volatile under IFRS.

Information Technology and Systems

The adoption of IFRS did not have a significant impact on our information systems for the convergence periods. We continued to run our financial statements in parallel for Canadian GAAP and IFRS for the financial year 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

We assessed the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures.  The extent of the impact on these controls was immaterial. We applied our existing control framework to the IFRS changeover process.  All accounting policy changes and financial statement impacts were reviewed by senior management and the Audit Committee of the Board of Directors.

Key Performance Measures

We have assessed the impact of the adoption of IFRS on our key performance indicators.  The transition to IFRS did not have a significant impact on our key performance indicators, which include gross profit margin, earnings per share, cash flow from operations and cash costs.

All analysis and conclusions are based on the IFRSs effective at March 31, 2011.  As the IASB currently has various projects on its work plan that might affect our decisions for the financial year 2011, we continue to monitor and assess the impact of these changes.

17.	Subsequent Events

On May 18, 2011, the Company declared a quarterly dividend of $0.025 per common share to be paid to holders of record of its common shares as of the close of business day on May 31, 2011.  This dividend will be paid to shareholders on or about June 15, 2011 and is designated to be an eligible dividend for the purposes of the Income Tax Act (Canada). Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.

On May 18, 2011, a subsidiary of the Company entered into a definitive agreement with Treasury Metals Inc. pursuant to which it will sell its interest in the Pico Machay early stage development project located in Peru to Treasury Metals Inc.  The Company acquired the Pico Machay project as part of the acquisition of Aquiline Resources in 2009.  The Company will receive a combination of cash ($21 million) and 11.5 million common shares of Treasury Metals Inc. as consideration for the sale of the project.  The transaction is subject to stock exchange approval and completion of an equity financing by Treasury Metals Inc., with completion of the transaction anticipated during the second quarter of 2011.

18.	Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2011 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION
Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MANAGEMENT DISCUSSION & ANALYSIS CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MANAGEMENT DISCUSSION & ANALYSIS THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN TECHNICAL REPORTS OR OTHER ANALYSES PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT DISCUSSION & ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS

ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.